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                      May 24, 2023

       Manavendra Sial
       Senior Vice President and Chief Financial Officer
       Fluence Energy, Inc.
       4601 Fairfax Drive , Suite 600
       Arlington , Virginia

                                                        Re: Fluence Energy,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended September 30, 2022
                                                            File No. 1-40978

       Dear Manavendra Sial:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                      Sincerely,


                      Division of Corporation Finance

                      Office of Manufacturing